October 30, 2008

Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Attn: Ms. Angela Crane	VIA EDGAR

Re:	EnteroMedics Inc.

Form 10-K for the year ended December 31, 2007

Filed March 13, 2008

File No. 001-33838

Ladies and Gentlemen:

On behalf of EnteroMedics Inc. (“EnteroMedics”) we are responding to the letter dated October 16, 2008 (the “Comment Letter”) from Angela Crane, Accounting Brach Chief, Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above EnteroMedics’ corresponding response.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 55

Report of Independent Registered Public Accounting Firm, page 55

1. Please refer to our prior comment 1. We note from your response that you will amend your Form 10-K for the year ended December 31, 2007 to include a revised auditors’ report that references the audit of the period from inception to date. We will review your amended 10-K when it is filed.

Response:

We note the Staff’s comment. Upon satisfactory resolution of the Staff’s remaining comments we will file the amended 10-K.

Form 10-Q for the three and six months ended June 30, 2008

Financial Statement, page 3

Consolidated Statements of Cash Flows, page 5

2. Please refer to prior comment 3. We see from your response that this stock compensation relates to options issued to non-employees which you account for based on the

Securities and Exchange Commission

October 30, 2008

guidance in EITF 96-18. Please further explain to us the nature and terms of your agreements with non-employees to which you issue options in exchange for services. It is unclear to us how you determine your measurement date and why, based on the guidance in EITF 96-18, you “remeasure” the fair value of options granted at each reporting date until the performance is complete. Please advise and cite the GAAP literature that supports your accounting.

Response:

The provisions of Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payment, should be applied to all share-based payment awards issued to employees and where appropriate, should be applied to non-employees as well, unless another source of authoritative literature applies. Examples of the provisions of SFAS 123R that apply equally to employees and non-employees include, but are not limited to, the accounting for modifications and the accounting for income tax effects on share-based payment transactions. However, one key difference between the accounting treatment for awards issued to employees and non-employees relates to an award’s measurement date.

As disclosed in Note 2 to the consolidated financial statements filed on Form 10-K for the year ended December 31, 2007 and in our response letter dated September 19, 2008, the Company follows the Emerging Issues Task Force Abstract No. 96-18 (EITF 96-18), Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, when determining the measurement date of stock-based compensation arrangements with non-employees.

The Company entered into several different consulting agreements throughout 2004 and 2005 providing compensation in the form of cash for each hour worked and the continued vesting of options granted to the consultants to purchase common stock. Pursuant to the consulting agreements, the consultants received option grants to purchase shares of common stock at $0.46 per share that vest 25% on the first anniversary of the date the consulting agreement was entered into and 1/36th per month each month thereafter for 36 months. The final vesting of options granted to these consultants falls within the term of the consulting contracts.

Under EITF 96-18, options issued to non-employees are recorded at their fair value on the measurement date. Measurement date is defined as the earlier of either the date at which a performance commitment is reached or the date at which the performance is completed. The term of the consulting agreements entered into extend through the vesting period of the stock options and there are no disincentives in the event of non-performance by the consultants other than the forfeiture of the options. The forfeiture of the options is not determined to be a sufficiently large disincentive for nonperformance such that a performance commitment as defined in EITF 96-18 is reached. EITF 96-18 Footnote 3 states in part:

Forfeiture of the equity instruments as the sole remedy in the event of the counterparty’s nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance.

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October 30, 2008

Therefore, the Company has established the measurement dates as the dates at which each of the options have fully vested, all of which fall within the term of the contract. Accordingly, the Company remeasures the fair value of the options granted at each reporting period until the specific option vests. As noted in our response letter dated September 19, 2008, remeasuring the fair value of options granted to the three consultants where vesting had not yet been completed on June 30, 2008 resulted in an overall negative non-employee stock-based compensation expense balance for the six months ended June 30, 2008. As the Staff pointed out in their letter dated September 8, 2008, our MD&A explains that this decrease is due to a drop in the fair value of our common stock compared to prior periods. Specifically, the Company’s stock price declined from $8.05 as of December 31, 2007 to $4.50 as of June 30, 2008.

The Company will enhance its stock-based compensation disclosure in future filings to clarify that we follow the provisions of SFAS 123R for all share-based payment awards and look to EITF 96-18 when establishing the measurement date for options granted to non-employees.

Note (1) Summary of Significant Accounting Policies, page 6

Recently Issued Accounting Standards, page 7

3. Please refer to prior comment 4. We see from your response that you determined the fair value of your investments with the assistance of your investment advisors and custodians who use industry accepted pricing services and financial models. Please respond to the following:

•	It does not appear that you have addressed our prior comment, please tell us more about the inputs used, what they represent and how you were able to corroborate these prices.

•	It appears, in part, that you have based your inputs on quoted market prices from inactive markets. Please tell us how the fact that these markets are inactive impacted your valuation.

•

It appears that you have merely provided the definition of level 2 inputs in your response. Please tell us about your specific investments, how you determine the fair value and the specific inputs utilized in determining fair value.

•	Consider the Staff’s guidance and Clarifications on Fair Value Accounting at http://sec.gov/news/press/2008/2008-234.htm.

•	Confirm that you will revise future filings to address our concerns.

Securities and Exchange Commission

October 30, 2008

Response:

As noted in our response letter dated September 19, 2008, on June 30, 2008 the Company had $3.5 million invested in short-term investments available for sale. Our short-term investments available for sale comprised of $2.3 million in U.S. government agency securities, $0.6 million in corporate bonds and $0.6 million in asset-backed securities. The Company’s short-term investment instruments held on June 30, 2008 were all classified using level 2 inputs within the fair value hierarchy described in Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets which are not active, market inputs other than quoted prices which are directly observable and market inputs that are not directly observable, but are derived from or corroborated by other observable market data.

At every reporting date for each individual security, our third party asset managers receive a fair value price from one or multiple industries established pricing sources. Examples of these pricing sources are Bloomberg, Interactive Data Corporation, Reuters, JJ Kenny, and Merrill Lynch. Each pricing source uses a different confidential method for pricing securities using various inputs, such as interest rates, known historical trades, yield curve information, benchmark data, prepayment speeds, credit quality, or broker/dealer quotes. The asset managers then apply the below methodologies to the various fair value data received as a means of pricing our investment securities held.

As noted above, on June 30, 2008 the Company held $2.3 million in U.S. government agency securities, $0.6 million in U.S. corporate bonds and $0.6 million in asset-backed securities. The fair market value for each of these investment types is established by our third party asset managers using a “consensus price” or a weighted average price for each security. Market prices are received for these securities from a variety of industry standard data providers (e.g. Bloomberg), security master files from large financial institutions, and other third-party sources. The multiple prices obtained are then used as inputs in to a distribution-curve-based algorithm to determine the daily market price.

There are times when the Company holds investments in commercial paper; however, we did not have any commercial paper classified as short-term investments available for sale as of June 30, 2008. In instances when we have commercial paper outstanding at the end of a reporting period, it is typically priced by our third party asset managers via mathematical calculations. For example, in the case of a certain issue of commercial paper, in the absence of any observable transactions, they may accrete from purchase price at purchase data to face value at maturity. In the event that a transaction is observed on the same security in the marketplace the price on that subsequent transaction will clearly reflect the market price on that day. The price will be adjusted in the system to the observed transaction and follow a revised accretion schedule to determine the daily price.

On a quarterly basis, Company management meets with our third party asset managers and discusses the portfolio to ensure consistency of the fair-value determination with SFAS 157 and proper classification of the underlying assets and liabilities within that standard’s fair-value hierarchy. Such quarterly discussions include, but are not limited to, risk tolerance, details about

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October 30, 2008

each holding, and whether or not there have been any changes in their pricing methodologies. We also review each of our short-term investment positions quarterly and assess whether there is any other-than temporary impairment as well as the reasonableness of the fair market values being reported.

The Company has reviewed its prior filings and its SFAS 157 disclosure and will make enhancements to its disclosure when we file our Form 10-Q for the three and nine months ended September 30, 2008. Below we have included what we anticipate our disclosure to look like.

Effective January 1, 2008, the Company adopted the fair value measurement and disclosure provisions of Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, for its financial assets as described below.

SFAS 157 defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Quoted prices for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or model-derived valuations for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s assets that are measured at fair value on a recurring basis are classified within Level 1 or Level 2 of the fair value hierarchy. The Company does not hold any assets that are measured at fair value using Level 3 inputs. The types of instruments the Company invests in that are valued based on quoted market prices in active markets include U.S. treasury securities. Such instruments are classified by the Company within Level 1 of the fair value hierarchy. U.S. treasuries are valued using unadjusted quoted prices for identical assets in active markets that the Company can access.

The types of instruments the Company invests in that are valued based on quoted prices in less active markets, broker or dealer quotations, or alternative pricing sources with

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October 30, 2008

reasonable levels of price transparency include the Company’s U.S. agency securities, commercial paper, U.S. corporate bonds and municipal obligations. Such instruments are classified by the Company within Level 2 of the fair value hierarchy. The Company values these types of assets using consensus pricing or a weighted average price, which is based on multiple pricing sources received from a variety of industry standard data providers (e.g. Bloomberg), security master files from large financial institutions, and other third-party sources. The multiple prices obtained are then used as inputs in to a distribution-curve-based algorithm to determine the daily market price.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value under SFAS 157 as of September 30, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

All short-term investments at September 30, 2008 are classified as Level 2 in connection with our adoption of SFAS 157 and are as follows:

Significant Other Observable Inputs Level 2
U.S. agency securities	$4,593,655
U.S. corporate bonds	1,390,687
Commercial paper	2,487,344
Asset-backed securities	538,382

Total	$9,010,068

* * * * * * *

In connection with our above responses to the Comment Letter, EnteroMedics hereby represents that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 30, 2008

If practical, should the staff have additional comments, we would be pleased to take comments by telephone. With respect to matters relating to Form 10-K, do not hesitate to contact the undersigned at (651) 789-2764, or Michael Clausman at (612) 492-6971.

Sincerely,

/s/ Greg S. Lea
Greg S. Lea
SVP and Chief Financial Officer